April 13, 2011

VIA EDGAR

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Strategic Allocation Portfolios, Inc.
(File Nos. 033-88334; 811-08934)

ING Balanced Portfolio, Inc.
(File Nos. 033-27247; 811-05773)

ING Variable Funds
(File Nos. 002-51739; 811-2514)

ING Intermediate Bond Portfolio
(File Nos. 002-47232; 811-02361)

ING Money Market Portfolio
(File Nos. 002-53038; 811-02565)

ING Variable Portfolios, Inc.
(File Nos. 333-05173; 811-07651)

Dear Mr. Foor:

This letter responds to comments provided to Kim Springer on or about April 4, 2011, for Post-Effective Amendment Nos. 38, 43, 82, 76, 70 and 57 (each, an “Amendment” and collectively, the “Amendments”) to the Registration Statements of ING Strategic Allocation Portfolios, Inc., ING Balanced Portfolio Inc., ING Variable Funds, ING Intermediate Bond Portfolio, ING Money Market Portfolio and ING Variable Portfolios, Inc., (each a “Registrant” and collectively, “Registrants”), respectively, filed on or about February 10, 2011, to the Registration Statement on Form N-1A for each Registrant. Our summary of the comments and our responses thereto are provided below.

In addition, attached is the requested Tandy Letter (Attachment A).

General Comments

1.

Comment:        The Staff requested that the Registrants confirm that derivatives disclosure for each Portfolio describes the specific derivative instruments the Portfolio will use to achieve its investment objective and their related risks.

Response:        The Registrants confirm that the principal investment strategies for those portfolios that invest in derivatives reflect the purpose(s) of their use in the portfolios’ principal investment strategies and the Registrants confirm that the appropriate applicable

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 13, 2011

related risks have also been included. The Registrants believe that these revisions are in accordance with the observations of the Staff made in the July 30, 2010 letter referenced above.

2.

Comment:        The Staff also advised the Registrants that within 15 days of effectiveness of the annual updates to the registration statements, they must file an exhibit to the registration statements that provide an electronically tagged risk/return summary for the prospectuses.

Response:        The Registrants will make the required XBRL filings within 15 business days of the effective date of April 29, 2011.

Summary Prospectus - Item 4 – Performance Information

3.	Comment: The Staff requested that negative performance use a negative sign rather than a parenthetical.

Response:        The Registrants are taking this request under consideration but were not able to coordinate the different technologies in use for our content management system, accounting system and XBRL.

4.	Comment: The Staff requested that the horizontal (“0”) axis on the performance chart be clearly labeled.

Response:        The Registrants appreciate the comment but believe that the disclosure is clear that the information above the line is positive and the information below the line is negative. We will take the comment under consideration for future filings.

5.	Comment: The Staff requested that the inception date column be removed from the performance table and that the information be included as a parenthetical next to the name of each class.

Response:        The Registrants appreciate the comment, but believe that adding that disclosure as a parenthetical would make the tables confusing due to the formatting of the table.

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 13, 2011

6.	Comment: The Staff believes that the risks should be tied back to the Portfolio to which they apply. The Staff suggested a table or parentheticals after each risk.

Response:        The Registrants appreciate the comment but believe that if the risks are reviewed with the disclosure in the principal investment strategies, it is clear which risks apply to which Portfolio. In addition, the third paragraph of the section entitled “Additional Information About the Portfolios’ Risks” in Item 9 clearly states that the risks in Item 9 expand on the risks included in Item 4.

Fund Specific Comments

ING Strategic Allocation Portfolios

7.	Comment: The Staff requested that disclosure be added to the portfolios’ principal investment strategies that each Portfolio is managed as a “fund-of-funds.”

Response:        The Prospectus states in the first sentence of the Portfolio’s principal investment strategies states that the Portfolio pursues its investment objective by investing in other mutual funds.

8.

Comment:        The Staff requested that the Registrant revise the following sentence to exclude dashes as they may be confusing to the shareholders: “As these are Target Allocations, the actual allocations of the Portfolio’s assets may deviate from the percentages shown: equity securities – 45% and fixed-income securities and cash – 55%.”

Response:        The Registrant revised this sentence as follows: “As these are Target Allocations, the actual allocations of the Portfolio’s assets may deviate from the percentages shown: 45% in equity securities; and 55% in fixed-income securities and cash.”

9.

Comment:        The Staff requested that the Registrant define the terms “traditional” and “non-traditional” asset classes as well as “alternative strategies.” In addition, the Staff requested that the Registrant clarify how these investments are accounted for in the specified Target Allocations.

Response:        The Registrant has revised the disclosure as requested.

10.	Comment: The Staff requested that the Registrant identify the investments in the “Principal Investment Strategies” section that give rise to the “Liquidity” risk in the “Principal Risks” section.

Response:        The Registrant believes that “Liquidity” risk is a risk to all mutual funds regardless of its “Principal Investment Strategies.”

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 13, 2011

11.	Comment: The Staff requested that the Registrant include disclosure in the “Principal Investment Strategies” section that corresponds to the “Currency” risk in the “Principal Risks” section.

Response:        The Registrant appreciates the Staff’s comment but due to the fact that each Portfolio’s “Principal Investment Strategies” states they may invest in Underlying Funds that in turn may invest in foreign investments, including emerging markets securities, each Portfolio is exposed to “Currency” risk and no further disclosure is necessary.

12.

Comment:        The Staff requested that the Registrant explain the “beta component” in the “Proprietary Hedge Fund Beta Strategy” risk in the summary section and the “alpha component” in the “Proprietary Hedge Fund Beta Strategy” risk in the statutory prospectus. In addition, the Staff requested that the Registrant identify the language in the “Principal Investment Strategies” section that corresponds with the “Proprietary Hedge Fund Beta Strategy” risk.

Response:        Both terms referenced above are defined in the discussion of ING Alternative Beta Fund found in the section entitled “Key Information about the Underlying Funds.” These risks would be applicable to an allocation to alternative strategies specified in the Portfolio’s “Principal Investment Strategies.”

13.	Comment: The Staff requested that the Registrant provide disclosure in the “Principal Investment Strategies” section that corresponds to the “Short Exposures” risk in the “Principal Risks” section.

Response:        The “Short Exposure” risk is applicable to an allocation to the ING Alternative Beta Fund.

14.

Comment:        The Staff requested that the Registrant explain the meaning of the term “Class I (adjusted)” in the Average Annual Total Returns table of the Class S shares prospectus and the reasoning behind including this information.

Response:        The narrative proceeding the Average Annual Total Return table explains that the “Class I (adjusted)” return is adjusted for higher expenses of the comparative class. With regard to the basis for the performance, the Registrant believes that guidance in previous Staff no-action letters regarding presentation of another class’ performance permit this explanation for any class presenting the restated performance of a comparing class. See Quest for Value Dual Purpose Fund, Inc. (Feb. 28, 1997) and Managers Core Trust (Jan. 28, 1993). Furthermore, the Registrant believes it would be misleading to show the performance of the comparing class without explaining that the two classes incur different expenses and that, as a result, the performance of the comparing class has been adjusted to reflect the higher or lower expenses of the relevant class.

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 13, 2011

15.	Comment: The Staff points out that the website address listed in the Prospectuses does not allow the shareholder to access the information pertaining to the insurance products.

Response:        The Summary Prospectuses include a “Legend” that does not appear in the statutory prospectuses. This Legend provides the website address where a shareholder can access the information pertaining to the Portfolios.

16.

Comment:        The Staff requested that the Registrant revise the second sentence in the first paragraph in the section entitled “More Information About The Portfolios – Additional Information About the Portfolios’ and/or the Underlying Funds’ Risk” to include the idea that each Portfolio’s risk profile is in part determined by the amount of the Portfolio’s investments in Underlying Funds that are exposed to certain risks.

Response:        The Registrant appreciates the comment, however, it believes that the section entitled “More Information About The Portfolios – Asset Allocation is Not Guarantee Against Loss” and the Asset Allocation risk adequately covers this concept.

ING BlackRock Science and Technology Opportunities Portfolio

17.

Comment:        The Staff requested that the Registrant add the line item “Acquired Fund Fees and Expenses” to the Annual Portfolio Operating Expenses table or confirm that the expenses are included in Other Expenses line as they are less than 0.01%.

Response:        The Registrant appreciates the comment, however, as the Portfolio did not have any Acquired Fund Fees and Expenses for the fiscal year ended 2010, the line item is not necessary.

18.	Comment: The Staff requested that the disclosure regarding the 60 days’ notification of any change in the Rule 35d-1 disclosure be moved out of the Summary Prospectus as it does not belong in Item 4.

Response:        The Registrant appreciates the comment, however it believes that the Rule 35d-1 disclosure is an important part of the principal investment strategies.

ING Growth and Income Portfolio

19.

Comment:        The Staff requested that within the investment objective the term “total return” be clearly defined. The Staff believes that the second sentence listing some “major factors in achieving total return” is also not clear and it does not belong in Item 2.

Response:        The Registrant believes that the description of the investment objective is clear. The investment objective, as stated, is exactly the same as the disclosure contained in the current disclosure documents. In addition, any change in the investment objective would require 60 day notification to shareholders.

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 13, 2011

ING Index Plus LargeCap Portfolio, ING Index Plus MidCap Portfolio and ING Index Plus SmallCap Portfolio

20.	Comment: The Staff requested that the Registrant include risk disclosure that addresses the risk that the Portfolios may not track or outperform the Index.

Response:        The Registrant appreciates the comment, however it believes that this disclosure is covered in the Portfolios’ “Principal Investment Strategies” section and is also covered under the “Investment Model” risk in the Portfolios’ “Principal Risks” section.

ING Intermediate Bond Portfolio

21.

Comment:        The Staff requested that within the investment objective the term “total return” be clearly defined. The Staff believes that the second sentence listing some “major factors in achieving total return” is also not clear and it does not belong in Item 2.

Response:        The Registrant believes that the description of the investment objective is clear. The investment objective, as stated, is exactly the same as the disclosure contained in the current disclosure documents. In addition, any change in the investment objective would require 60 day notification to shareholders.

22.

Comment:        The Staff requested that the Registrant confirm the list of the investments in the third paragraph in the section entitled “Principal Investment Strategies” are part of the principal strategy of the Portfolio.

Response:        The Registrant confirms that the investments included in the list are a part of the Portfolio’s “Principal Investment Strategies.”

23.	Comment: The Staff requested that the Registrant remove or revise the “Company” risk to tailor this risk to investments in preferred stocks.

Response:        The Registrant appreciates the Staff’s comment but believes the “Company” risk is appropriate.

ING Money Market Portfolio

24.

Comment:        In light of the disclosure in Footnote 1 to the Portfolio’s “Annual Operating Expenses” table the Staff requested that the Registrant include a risk in the “Principal Risks” section of the possibility that the Portfolio will not maintain a positive yield particularly if contractual waivers are terminated.

Response:        The Registrant has disclosed the risk that a shareholder might lose money on an investment in the Portfolio in the “Principal Risks” section and has also disclosed the waiver terms and arrangements in Footnote 1 as referenced above. The Registrant believes that it is clear to shareholders they could lose money on an investment in the Portfolio.

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 13, 2011

ING Small Company Portfolio

25.

Comment:        The Staff requested that the Registrant confirm that investment in foreign stocks is a principal investment strategy of the Portfolio and, if so, include this statement in a separate sentence.

Response:        The Registrant confirms that investment in foreign stocks is a part of “Principal Investment Strategies” of the Portfolio and has moved the statement to the end of the third paragraph.

Index Portfolios (except ING WisdomTree Global High-Yielding Equity Index Portfolio)

26.	Comment: The Staff requested that within the investment objective the term “total return” be defined.

Response:        The Registrant has revised the disclosure as requested.

27.

Comment:        The Staff stated that each Portfolio has adopted a policy that the Portfolio will invest at least 80% of its asset in the equity securities of companies included in an index. Subsequent disclosure indicates that under normal market conditions substantially all of each Portfolio’s assets will be invested in equity securities of companies in the index. The latter statement is more consistent with a passive index fund and the expectations derived from each Portfolio’s name. In seeking results that correspond to an index, the Portfolio’s investments in companies in the index should be well above 80% of net assets.

Response:        The Registrant believes that the “substantially all” statement conforms to the guidance that the SEC provided for Rule 35d-1. Further, the Registrant has adopted an 80% policy and would be required to provide 60 days prior notice to shareholders prior to changing the policy. However, in normal circumstances, each Portfolio will invest all or substantially all of its assets in the equity securities of companies in an index.

ING Euro STOXX 50 Index Portfolio

28.	Comment: The Staff requested that the Registrant include the risks associated with investments in the financial services sector in which the index is heavily weighted.

Response:        Registrant appreciates the comment but believes that the Concentration Risk included in the Principal Risks section in the summary section is adequate. Additionally, the concentration disclosure is further expended upon in the statutory section in the risk entitled “Concentration in Financial Services” sector.

ING WisdomTree Global High-Yielding Equity Index Portfolio

29.	Comment: The Staff requested that the Registrant explain the meaning of “fundamentally weighted” in the principal investment strategies.

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

April 13, 2011

Response:        The index description contains a definition of “fundamentally weighted.” In this instance, instead of measuring performance by market capitalization, the index measures performance of the top dividend-yielding companies in the index.

* * * * * * * * * * * *

Should you have any questions or comments regarding this letter, please contact the undersigned at 480.477.2649.

Very truly yours,

/s/ Paul A. Caldarelli
Paul A. Caldarelli
Vice President and Senior Counsel
ING Investment Management – ING Funds

Attachment

cc:	Huey P. Falgout, Jr., Esq.
Senior Vice President and Counsel
ING Funds

Phillip H. Newman, Esq.
Goodwin Procter LLP

Attachment A

April 13, 2011

VIA ELECTRONIC MAIL AND EDGAR

Mr. Jeffrey Foor

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Re:	ING Strategic Allocation Portfolios, Inc.
(File Nos. 033-88334; 811-08934)

ING Balanced Portfolio, Inc.
(File Nos. 033-27247; 811-05773)

ING Variable Funds
(File Nos. 002-51739; 811-2514)

ING Intermediate Bond Portfolio
(File Nos. 002-47232; 811-02361)

ING Money Market Portfolio
(File Nos. 002-53038; 811-02565)

ING Variable Portfolios, Inc.
(File Nos. 333-05173; 811-07651)

Dear Mr. Foor:

ING Strategic Allocation Portfolios, Inc., ING Balanced Portfolio, Inc., ING Variable Funds, ING Intermediate Bond Portfolio, ING Money Market Portfolio and ING Variable Portfolios, Inc. (the “Registrants”) are responsible for the adequacy and accuracy of the disclosure in this filing. Further, the Registrants recognize that the Staff’s comments, or changes to disclosure in response to the Staff’s comments, do not foreclose the Securities and Exchange Commission (“SEC”) from taking any action with respect to the filing. Lastly, if, to our knowledge, an inquiry or investigation is currently pending or threatened by the SEC and if the SEC subsequently, in order to protect its investigative position, so requests, the Registrants will not assert Staff comments with respect to the inquiry or investigation as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States. This representation should not be construed as confirming that there is, or is not, in fact, any inquiry or investigation currently pending or threatened.

Mr. Jeffrey Foor

Securities and Exchange Commission

April 13, 2011

Please direct any questions or additional comments you may have concerning this letter to the undersigned at 480.477.2666. Thank you.

Regards,

/s/ Huey P. Falgout, Jr.
Huey P. Falgout, Jr.
Senior Vice President and Chief Counsel
ING Funds

Attachments

cc	Phillip H. Newman, Esq.
Goodwin Procter LLP